Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23		NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE FISCAL COUNCIL
OF OCTOBER 31 2005

                                        On October 31 2005, at the company's head office, at 11:00 a.m., the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Dr. Gustavo Jorge Laboissiere Loyola, with the purpose of examining the financial statements for the period from January to September of 2005.

                                        Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“The members of the Fiscal Council of Banco Itaú Holding Financeira S.A., having perused the financial statements for the period from January to September of 2005, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors.”

                                        There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, Octobert 31 2005. (signed) Gustavo Jorge Laboissiere Loyola – President; Fernando Alves de Almeida and Iran Siqueira Lima – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer